September 24, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Ms. Riegel
Re:	Radient Pharmaceuticals Corporation
Amendment No. 5 to Schedule 14A Filed August 31, 2010
Form 10-K/A for the Year Ended December 31, 2009 Filed May 3, 2010
Form 10-Q for the Quarter Ended June 30, 2010 Filed August 17, 2010
File No. 001-16695
Dear Ms. Riegel:
This letter is provided in response to your letter dated September 9, 2010 regarding the above-referenced filings of our client, Radient Pharmaceuticals Corporation (the “Company”). The Company’s responses are set forth below to the items noted by the staff in your letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.
The 10% Convertible Notes that we issued in September 2008 matured this month; however, due to reasons set forth in our proxy, the Company seeks to issue the shares of common stock underlying such Notes instead of paying the debt in cash. Pursuant thereto, the Company submitted a proposal to the outstanding note holders requesting an extension of the maturity date to the date of the shareholder meeting, pursuant to which if approval is sought, the September 2008 notes will automatically convert into shares of common stock. Accordingly, we included a new proposal in the proxy statement, the general form of which is attached hereto as Exhibit G. In an effort to submit our responses to your September 9, 2010 letter as soon as possible, we are only including the general form and information we shall include in the new proposal. All amounts will be included in our next amendment to the 14A, unless you want to review them before such time.
Amendment No. 5 to Schedule 14A Filed August 31, 2010
Table of Contents, page 4
1.	Rule 14a-4(a)(3) requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” You have “bundled” the two proposals in proposal five. One proposal relates to the approval and ratification of the issuance of warrants to purchase up to 10,932,199 shares of common stock and a reduction in exercise of 1,644,643 previously issued warrants. The second proposal relates to the right to issue additional shares of common stock as may be required pursuant to the anti-dilution terms of such warrants in the future if such an adjustment is required. Each proposal should be separately identified, discussed and voted on in the proxy statement.

Response: Pursuant to your comment we separated the two proposals originally contained in proposal 5. As a result, Proposal 5 shall now read as originally stated in amendment 4 to our Proxy Statement and we shall include a new Proposal 6, which is included as Exhibit A hereto.

Proposal 5, page 20
2.	Please expand your disclosure regarding your proposal that seeks shareholder approval of the issuance of potential future anti-dilution shares to provide three illustrative examples of the number of additional shares you will issue if there is an adjustment to three different stock prices that are significantly lower than $0.28 per share.

Response: Pursuant to your comment we expanded our disclosure to include three examples of the number of additional shares we will issue if there is an adjustment to three different stock prices that are significantly lower than $0.28 per share. The revised disclosure is included in our new Proposal 6, which is included as Exhibit A hereto.

3.	Please expand your disclosure regarding your proposal that seeks shareholder approval of the issuance of potential future anti-dilution shares to disclose whether the structure of this proposal is sufficient to comply with the NYSE Amex shareholder approval requirements, including Rule 713 of the NYSE Amex Company Guide regarding the issuance of more than 19.99% of your outstanding shares below your book value or market value.

Response: We believe that our new Proposal 6 regarding shareholder approval of the issuance of potential future anti-dilution shares, and the structure of same, complies with NYSE Amex requirements.
Form 10-K/A for the Year Ended December 31, 2009 Filed May 3, 2010
4.	Please amend your filing to include all the previously discussed changes.

Response: Pursuant to your comment we amended Form 10-K/A for the year ended December 31, 2009 to reflect all previously discussed changes and will file such amendment on or before September 27, 2010.
Form 10-Q for the Quarter Ended June 30, 2010 Filed August 17, 2010
Item 1. Financial Statements
Note 6 — Debt, page 15
5.	Refer to your response to our comments two and three. The volatility assumptions appear low considering the stock prices over the last year. Please refer by analogy to the guidance in Staff Accounting Bulletin Topic 14:D:1 when determining your volatility assumptions and explain to us why your assumptions are appropriate. Refer to Question 4 of Staff Accounting Bulletin Topic 14:D:1. Further, please clarify why the volatility of 22.0% - 36.6% under the binomial pricing method is substantially different from the expected volatility used under the Black Scholes method of 122% - 234% as previously disclosed and throughout your filings and why it does not appear to be reflective of historical stock trades over the last year. If you continue to believe that your volatility assumptions are appropriate, please clarify what the material events in your history were that you believe to be non-recurring and why you believe similar events or other events which would cause sufficient volatility will not occur. Please revise your disclosure for the above comments under the sections Derivative Financial Instruments and Fair Value Measurements in Note 2 as necessary. Finally, with respect to any changes to the financial statements, please provide us with your proposed disclosure related to any restatement you intend to make.
Response: Pursuant to your comment we have examined the accounting guidance related to “expected volatility” in Staff Accounting Bulletin Topic 14:D:1 in determining our volatility assumptions, including Question 4 and the related Interpretive Response. We have also re-examined the volatility used in the binomial lattice model (“First Binomial Model Valuation”). In the First Binomial Model Valuation, we used a period of one (1) year immediately preceding the valuation date in arriving at the “expected volatility” of our common stock. Per SAB Topic 14:D:1, we re-examined our computation of the expected volatility variable used in the First Binomial Model Valuation and noted that we did not consider historical volatility over a period generally commensurate with the expected terms of the embedded conversion features and warrants. As a result, we have re-valued our warrants and embedded conversion features which include the “down-round protection”, in an updated binomial lattice model (“Second Binomial Model Valuation”) which includes a better estimate of our “expected volatility”.

In our original 10Q filing for the six months ended June 30, 2010, we stated the volatility utilized under the Black-Sholes option pricing model in valuing our derivative instruments during the six months ended June 30, 2010 was between 122% - 234%. This was not exactly correct. We re-examined the actual volatility used in the original Black-Scholes option pricing model and noted that the volatility utilized in the computations for the six months ended June 30, 2010 was actually between 88% -254%. Under the Second Binomial Model Valuation the volatility used was between 87% - 240%. We believe this range used in the Second Binomial Model Valuation to be a better estimate of our “expected volatility” per our understanding of SAB Topic 14:D:1, as the expected volatility is now computed by observing the historical volatility of our stock price commensurate with the expected exercise terms of the embedded conversion features and warrants.

In using the Second Binomial Model Valuation to value those instruments at their original grant date, as of the date of the triggering event, and as of June 30, 2010, we noted the following changes to our balance sheet and statement of operations as of June 30, and for the six months then ended:

•	As of June 30, 2010 our derivative liabilities were reduced by $7,393,586, from $22,119,563 to $14,725,977.

•	For the six months ended June 30, 2010, our interest expense was reduced by $13,990,433, from $34,312,584 to $20,322,151. (see our updated response to comment 8 for the details of interest expense and the effects on the Statement of Operations and Cash Flows)

•	For the six months ended June 30, 2010, our gain on the change in fair value of derivative instruments was reduced by $6,690,266, from $9,093,564 to $2,403,298.

We shall update our 10Q for the quarter ended June 30, 2010 to reflect these changes.

We also examined the effect of using the Second Binomial Model Valuation for valuing certain of our derivative instruments entered into in November 2009 with “down-round protection” features for the periods ended December 31, 2009 and March 31, 2010. For the year ended December 31, 2009, the effect would be to reduce net loss from continuing operations by $53,786 (or 0.4% of the net loss from continuing operations for that year). For the quarter ended March 31, 2010, the effect would be to increase net loss from continuing operations by $222,575 (or 8.6% of the net loss from continuing operations for that quarter). It is our belief that the judgment of a reasonable person relying upon this information will not change or be influenced by a re-statement at such periods. Accordingly we do not intend on filing amendments for these noted changes.

6.	Refer to your response to our comment four. Please revise your disclosure to clarify that the additional principal amount has non-standard anti-dilution clauses (down-round provisions) and thus the additional amount is considered a derivative. Also, please clarify in the filing if there are any additional triggering events in the convertible debt, including the terms of those events, which may require you to record a liability in the future.

Response: Pursuant to your comment, we revised our disclosure in the “Note and Warrant Purchase Agreements- March and April 2010” section of Note 6 to include the language bolded and underlined below:

“On March 22, 2010, the Board of Directors authorized the Company to enter into a Note and Warrant Purchase Agreement (“Purchase Agreement”) with one accredited investor (“ISP Holdings” or “First Closing”) pursuant to which the Company issued the lender in the First Closing a Convertible Promissory Note in the principal amount of $925,000 bearing interest at a rate of 12%, increasing to 18% upon the occurrence of an event of certain triggering events. The Purchase Agreement includes a five year warrant to purchase up to 1,100,000 shares of the Company’s Common Stock at an exercise price of $0.28. The Note carries a 20% original issue discount and matures on March 22, 2011. The Company agreed to pay $385,000 to the lender in the First Closing to cover their transaction costs incurred in connection with this transaction; such amount was withheld from the loan at the closing of the transaction. As a result, the total net proceeds the Company received were $403,000, after payment made directly by lender in the First Closing to a vendor of the Company, issuance costs and finder’s fees paid in connection with the transaction. The lender in the First Closing may convert the Note, in whole or in part into shares of the Company’s Common Stock. The Conversion Price is equal to 80% of the volume-weighted average price for the 5 trading days ending on the business day immediately preceding the applicable date the conversion is sought but will be at least $0.28 per share, subject to adjustment upon the occurrence of certain events. The embedded conversion feature of the convertible debt and warrants are recorded as derivative liabilities in accordance with relevant accounting guidance. The fair value on the grant date of the embedded conversion and warrants amounted to $85,796 and $180,369, respectively, as computed using the Binomial Lattice option pricing model. Since the registration statement filed on May 3, 2010 was not declared effective by June 1, 2010, the Company increased the principal amount of the convertible note by $267,860, which includes a 25% increase of the outstanding balance prior to the June 1, 2010 Trigger Event, an additional $10,000 related to the default required in accordance with the Registration Rights Agreement, and interest calculated up to the trigger event. Per the terms of the convertible note agreement and our agreement with the note holder, such penalties earned by the note holders have the same conversion rights as the original convertible note payable. Accordingly, since the terms of the convertible note allow for non-standard anti-dilution (“down-round protection”), the Company also recorded additional derivative liabilities for the embedded conversion feature of the additional principal and interest of $65,822 on June 1, 2010.

On April 8, 2010, the Company entered into Note and Warrant Purchase Agreements (“Purchase Agreements”) with accredited investors (“Second Closing”) pursuant to which the Company issued the lenders in the Second Closing a Convertible Promissory Note in the principal amount of $5,490,165 bearing interest at a rate of 12%, increasing to 18% upon the occurrence of certain triggering events. The Purchase Agreement includes a five year warrant to purchase up to 6,528,213 shares of the Company’s Common Stock at an exercise price of $0.38. The Note carries a 20% original issue discount and matures in April 8, 2011. The Company agreed to pay $2,285,165 to the lenders in the Second Closing to cover their transaction costs incurred in connection with this transaction; such amount was withheld from the loans at the closing of the transactions. As a result, the total net proceeds the Company received were $3,195,000, after payments made directly by lenders in the Second Closing to a vendor of the Company, issuance costs and finder’s fees paid in connection with the transaction. The lenders in the Second Closing may convert the Notes, in whole or in part into shares of the Company’s Common Stock. The Conversion Price is equal to 80% of the volume-weighted average price for the 5 trading days ending on the business day immediately preceding the applicable date the conversion is sought but will be at least $0.28 per share, subject to adjustment upon the occurrence of certain events. The embedded conversion feature of the convertible debt and warrants are recorded as derivative liabilities in accordance with relevant accounting guidance. The fair value on the grant date of the embedded conversion and warrants amounted to $2,448,402 and $4,137,778, respectively, as computed using the Binomial Lattice option pricing model. Since the registration statement filed on May 3, 2010 was not declared effective by June 1, 2010, the Company increased the principal amount of the convertible note by $1,742,121, which includes a 25% of the outstanding balance prior to the June 1, 2010 Trigger Event, an additional $250,000 related to the default required in accordance with the Registration Rights Agreement, and interest calculated up to the trigger event. Per the terms of the convertible note agreement and our agreement with the note holder, such penalties earned by the note holders have the same conversion rights as the original convertible note payable. Accordingly, since the terms of the convertible note allow for non-standard anti-dilution (“down-round protection”), the Company also recorded additional derivative liabilities for the embedded conversion feature of the additional principal and interest of $381,393 on June 1, 2010.
On April 13, 2010, the Company entered into Note and Warrant Purchase Agreements (“Purchase Agreements”) with accredited investors (“Third Closing”) pursuant to which the Company issued the lenders in the Third Closing a Convertible Promissory Note in the principal amount of $3,957,030 bearing interest at a rate of 12%, increasing to 18% upon the occurrence of certain triggering events. The Purchase Agreement includes a five year warrant to purchase up to 4,705,657 shares of the Company’s Common Stock at an exercise price of $0.38. The Note carries a 20% original issue discount and matures in

April 13, 2011. The Company agreed to pay $1,647,030 to the lenders in the Third Closing to cover their transaction costs incurred in connection with this transaction; such amount was withheld from the loans at the closing of the transactions. As a result, the total net proceeds the Company received were $2,310,000, after payments made directly by lenders in the Third Closing to a vendor of the Company, issuance costs and finder’s fees paid in connection with the transaction. The lenders in the Third Closing may convert the Notes, in whole or in part into shares of the Company’s Common Stock. The Conversion Price is equal to 80% of the volume-weighted average price for the 5 trading days ending on the business day immediately preceding the applicable date the conversion is sought but will be at least $0.28 per share, subject to adjustment upon the occurrence of certain events. The embedded conversion feature of the convertible debt and warrants are recorded as derivative liabilities in accordance with relevant accounting guidance. The fair value on the grant date of the embedded conversion and warrants amounted to $1,147,985 and $7,422,655, respectively, as computed using the Binomial Lattice option pricing model. Since the registration statement filed on May 3, 2010, was not declared effective by June 1, 2010, the Company increased the principal amount of the convertible note by $1,177,314, which includes 25% of the outstanding balance prior to the June 1, 2010 Trigger Event, an additional $110,000 related to the default required in accordance with the Registration Rights Agreement, and interest calculated up to the trigger event. Per the terms of the convertible note agreement and our agreement with the note holder, such penalties earned by the note holders have the same conversion rights as the original convertible note payable. Accordingly, since the terms of the convertible note allow for non-standard anti-dilution (“down-round protection”), the Company also recorded additional derivative liabilities for the embedded conversion feature of the additional principal and interest of $274,020 on June 1, 2010.
On April 26, 2010, the Company entered into Note and Warrant Purchase Agreements (“Purchase Agreements”) with accredited investors (“Forth Closing”) pursuant to which the Company issued the lenders in the Forth Closing a Convertible Promissory Note in the principal amount of $685,170 bearing interest at a rate of 12%, increasing to 18% upon the occurrence of certain triggering events. The Purchase Agreement includes a five year warrant to purchase up to 712,949 shares of the Company’s Common Stock at an exercise price of $0.28 and up to 101,849 shares at an exercise price of $0.89 to two lenders in the Forth Closing. The Note carries a 20% original issue discount and matures in April 26, 2011. The Company agreed to pay $285,170 to the lenders in the Forth Closing to cover their transaction costs incurred in connection with this transaction; such amount was withheld from the loans at the closing of the transactions. As a result, the total net proceeds the Company received were $400,000, after payments made directly by lenders in the Forth Closing to a vendor of the Company, issuance costs and finder’s fees paid in connection with the transaction. The lenders in the Forth Closing may convert the Notes, in whole or in part into shares of the Company’s Common Stock. The Conversion Price is equal to 80% of the volume-weighted average price for the 5 trading days ending on the business day immediately preceding the applicable date the conversion is sought but will be at least $0.28 per share, subject to adjustment upon the occurrence of certain events. The embedded conversion feature of the convertible debt and warrants are recorded as derivative liabilities in accordance with relevant accounting guidance. The fair value on the grant date of the embedded conversion and warrants amounted to $148,374 and $698,988, respectively, as computed using the Binomial Lattice option pricing model. Since the registration statement filed on May 3, 2010, was not declared effective by August 31, 2010, the Company will increase the principal amount of the convertible note by 25% of the outstanding balance and accrued interest prior to the August 31, 2010 Trigger Event, and an additional $10,000 for each noteholder related to the default required by the Registration Rights Agreement, will also be added to the principal. The accounting treatment will be similar with the First, Second and Third Closings, and will be recorded on August 31, 2010. The associated disclosures will be included in the Company’s quarterly filing for the period ended September 30, 2010.

The following events constitute Trigger Events under the terms of the Notes. Upon occurrence of any of these events, the Company will record a liability.
1)	Decline in 5-day trailing average VWAP less than $0.20 at any given time;

2)	Decline in 10-day trailing average daily dollar volume of the Common shares to less than $35,000 per day;

3)	A judgment for an amount equal to or greater than $100,000;

4)	Failure to file Registration Statement and have it declared effective by certain dates. We failed to have the Registration Statement declared effective timely and accounted for such occurrence (See below disclosures).

5)	Occurrence of Events of Default such as our failure to pay or make payments, failure to deliver conversion shares, breaches of covenants, incomplete or misleading representation and warranties, voluntary or involuntary bankruptcy, certain governmental actions and the failure to cure timely a Trigger Event.
In no event, may the events of a Trigger Event be applied more than two times.”

Item 2, Management’s Discussion and Analysis of Financial Condition & Results of Operation Critical Accounting Estimates
Critical Accounting Estimates
Impairment of Long-Lived Assets, page 32
7.	We have reviewed your response to our comment number five and have following comments:
a.	Please clarify how you determined that the growth in sales would be 150% in 2011, and 20% in 2012 and 2013, particularly given your disclosure appears to indicate that revenue forecasts had declined. We note you were previously estimating an average growth of 12.5% across the period.

b.	If you continue to believe that expected revenue increase are greater than you previously forecast, please clarify why you believe an impairment occurred.

c.	Provide further support for the expected increase in the sales of cancer centric products, namely JPI’s Domperidone tables and clarify how you determined the period the revenues attributable to these products will be realized.
Response:

In order to forecast sales for years 2011, 2012 and 2013, management in China first estimated their current market for Domperidone tablets:

	Market Leader (Xian
	Janssen Pharmaceutical
	Limited)	JJB
Market share	65%	10%
Ex Factory Price	$1.95	$0.34
Retail Price	$1.99 to $2.09	$0.74 to $1.03
Annual sales from	Over $118 Million	$5.2 Million
Domperidone in 2009

Management then determined that in order to increase market share they would need a budget of approximately $2.2 million for advertising and general outreach programs.
Based on the experience of Management in China and their experience in the pharmaceutical market in China, they state that if advertising is successful, they expect an increase in market share of 6% to 16% in year one. Achieving additional market share would be at a smaller rate until sales would level.
Management in China has internally approved the expenditure for years between 2010 and 2013.
Management estimates that if advertising is increased to the above number, the resulting increase in market share would result in a 150% increase in sales between 2010 and 2011.
Revenues decreased from forecasted amounts utilized in the valuation prepared in 2009 and as a result, management believes taking an impairment charge in the period is warranted.
For subsequent years, sales increases attributable to advertising diminish over time until sales revenues level.
Although revenue will be heavily dependent upon market acceptance of Domperidone, other pipeline products are necessary to sustain growth in 2012 and 2013. The increase in revenue from 12.5% to 20% is due to the products currently in development which are expected to become commercialized in 2012 and 2013.
Pipeline products expected to incrementally add to revenue in 2011, 2012 and 2013 are:

	2012	2013
	USD(’000)	USD(’000)
Ondanstron Injection	$1,475	$2,950
Anti-cancer Wu Sheng Su	$1,180	$2,360
Docetaxel Injection	$885	$1,770
	$3,540	$7,080
These products were not included in the original forecast as they were in the development phase.
Based on information received from the management of JPI in China regarding the change in product mix, we had a valuation of JPI performed for the period ended June 30, 2010. The impairment charge was due to a decrease in revenue from the forecast prepared in 2009. The increase in revenue referred to in the disclosure was an increase year over year based on the revised model.
Sales revenues per year are based upon JPI management’s discussion with distributors and customers.
Results of Operations
Six Months Ended June 30, 2010, page 33

8.	Refer to your response to comment six. Please provide us your proposed revisions to Note 6 to your financial statements as well as your Statements of Income and Cash Flows since many of the numbers have changed as a result of the comments above and do not agree to the proposed revised disclosure relating to our comment six.

Response: Pursuant to your comment, our proposed revisions to Note 6 of our Financial Statements for the quarter ending June 30, 2010 are included in our response to Comment 6 above. Additionally, the following are included as exhibits B-F attached hereto, each of which were revised pursuant to your comments:
1.	Exhibit B — Condensed Statement of Operations and Comprehensive Loss

2.	Exhibit C — Condensed Consolidated Statements of Cash Flows;

3.	Exhibit D — Note 13 — Restatement Footnote; and,

4.	Exhibit E — MD & A Interest Expense Table, updated for changes.

5.	Exhibit F — Condensed Consolidated Balance Sheets
We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours, LESER HUNTER TAUBMAN & TAUBMAN /s/ Louis Taubman
By:	Louis Taubman,
Attorney at Law
Cc: Mr. Douglas C. MacLellan

Exhibit A
Proposal 6
APPROVE AND RATIFY THE RIGHT TO ISSUE ADDITIONAL SHARES OF COMMON STOCK AS MAY BE REQUIRED PURSUANT TO THE ANTI-DILUTION TERMS OF SUCH WARRANTS IN THE FUTURE IF SUCH AN ADJUSTMENT IS REQUIRED
As noted in Proposal 5 above, the exercise price of the Registered Direct Offering Warrants is subject to adjustment. As of the date this Proxy Statement went to print, one Contractual Warrant Adjustment is required, which adjusts the exercise price of the Registered Direct Offering Warrants to $0.28 per share, once we obtain the required shareholder approval. However, pursuant to the adjustment terms contained in the Registered Direct Offering Warrants, the holders remain entitled to additional adjustments in the future if additional Warrant Trigger Events occur and therefore, we must seek your approval to issue that number of shares of common stock upon exercise of the Registered Direct Offering Warrants as may be required upon further implementation of, and in accordance with, the anti-dilution adjustments set forth in the Registered Direct Offering Warrants, so that we will be able to comply with all of the anti-dilution rights granted therein, if such adjustments should become necessary in the future. Since the future exercise price and number of shares issuable under the Registered Direct Offering Warrant is dependent upon future transactions, which may or may not ever occur, we cannot now determine what the final exercise price or number of shares issuable under the warrant may be (“Future Adjustments”). The cost and expense of seeking your approval upon the occurrence of each and every additional trigger event, if same should occur, is costly and we therefore seek your approval of the entire right granted under the Registered Direct Offering Warrants now. Although as of the date of this Proxy Statement, we do not intend to effect any transaction that would be deemed a Warrant Trigger Event we cannot assure you that such a transaction may not occur.
Need for Stockholder Approval
     We currently have 31,383,649 shares outstanding. Pursuant to NYSE Amex Rule 713, we must obtain stockholder approval to issue or sell more than 19.99 shares at a sale price (or having a conversion price or exercise price) per share less than the greater of a share of our common stock’s book value or its market value at the time of issuance. We are unable to determine the potential future exercise price of the Warrants pursuant to Future Adjustments, but it is possible that it will be less than the greater of a share of our common stock’s book value or its market value at the time of adjustment, which may cause the number of shares issuable pursuant to the Registered Direct Offering Warrant to exceed 20% of our outstanding shares. Therefore we must obtain stockholder approval of Proposal 6 to be able to issue shares of common stock pursuant to Future Adjustments. If we do not obtain stockholder approval for this Proposal, we will not be able to deliver the shares pursuant to any Future Adjustments and will therefore be in default of our obligations under the Securities Purchase Agreement and Registered Direct Offering Warrants if a Future Adjustment should be required.
     Notwithstanding stockholder approval of this Proposal, we will be required to obtain NYSE Amex Listing Approval for any additional shares we are required to issue pursuant to a Future Adjustment at the time such adjustment is made. Therefore, even if we obtain approval for this Proposal 6, we will not be able to issue any shares pursuant to a Future Adjustment unless and until the NYSE Amex approves the shares issuable pursuant to such Future Adjustment. Stockholder approval does not obviate the need for compliance with the requirements of the Exchange Act or other NYSE Amex requirements.
     If this proposal is approved at our 2010 Annual Meeting of Stockholders, we will not solicit further authorization for the issuance of these shares by a vote of our stockholders prior to such issuance.
Increased Dilution
     This proposal is solely related to the right to issue additional shares if the same should be required pursuant to a Future Adjustment of the Registered Direct Offering Warrant. However, the number of shares of common stock issuable upon the exercise of the Registered Direct Offering Warrants based upon Future Adjustments cannot be determined as of the date of this Proxy Statement. The number of shares of common stock potentially issuable upon exercise of the Registered Direct Offering Warrant will be based upon the Adjusted Exercise Price following a Warrant Trigger Event. Pursuant to the terms of the Registered Direct Offering Warrants, if the Company issues additional shares of common stock or securities exercisable into shares of common stock at an effective price per share less than the Initial Exercise Price (such lower price, the “Base Share Price”) (a “Warrant Trigger Event”), then the Initial Exercise Price shall be reduced to equal the Base Share Price (“Adjusted Exercise Price”) and the number of Registered Direct Offering Warrant Shares issuable hereunder shall be increased such that the aggregate Adjusted Exercise Price payable upon the exercise of all of the Registered Direct Offering Warrants, shall be equal to the aggregate Initial Exercise Price payable upon the exercise of all of the Registered Direct Offering Warrants (the “Contractual Warrant Adjustment”). The following table is for illustrative purposes only and illustrates the number of common shares that are issuable at the current Adjustment

Exercise Price of $0.28 per share, as well as the number of shares that would be issuable at three different Base Share Prices following additional Future Adjustments:

Average Price Per Share	$0.28	$0.18	$0.05	$0.01
No. Shares Issuable	12,576,842	15,962,935	33,570,514	68,785,671
It is important to note that the last three examples in the table above are only provided to illustrate the number of shares issuable upon further adjustments to the Registered Direct Offering Warrants if Future Adjustments are required. Although the results would be as stated above, none of these adjustments are currently required and we do not currently anticipate issuing shares below $0.28. Additionally, it is possible that Future Adjustments may occur at prices other than those set forth above. Therefore, it is possible that the examples provided above — or any Future Adjustment — may never occur.
Notwithstanding the potential dilution described above, based upon the terms of the Registered Direct Offering Warrants, holders may not exercise such warrants, if on any date, such holder would be deemed the beneficial owner of more than 4.9% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of the warrant. However, the holder, may upon not less than 61 days’ prior notice to the Company, increase or decrease this ownership limitation, which shall in no event exceed 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of the warrant.
If Proposal 6 is approved and we have to issue additional shares upon the exercise of the Registered Direct Offering Warrants pursuant to a Future Adjustment, our existing stockholders will incur significant dilution of their interests. You should, therefore, consider the potential dilution in determining whether to approve this proposal.
Potential Negative Effect on our Stock Price
     If Proposal 6 receives the necessary approval and we are authorized to issue additional shares of our common stock upon the exercise of the warrants at future adjusted prices, all of those shares will become eligible for sale in the public markets, after expiration of the respective six-month holding periods required under Rule 144 of the Securities Act. These shares could become eligible for resale in the public markets earlier upon the effectiveness of one or more resale registration statements. Any such sales, or the anticipation of the possibility of such sales, would represent an overhang on the market and could depress the market price of our common stock.
Vote Required; Board of Directors’ Recommendation
     The approval of our proposal to have the right to issue that number of shares of common stock upon exercise of the Registered Direct Offering Warrants as may be required upon further implementation of, and in accordance with, the anti-dilution adjustments set forth in the Registered Direct Offering Warrants, so that we will be able to comply with all of the anti-dilution rights granted therein, if such adjustments should become necessary in the future we will require the affirmative vote of at least a majority of the votes cast by the holders of shares of common stock present or represented at the meeting and entitled to vote.
Our Board of Directors recommends that stockholders vote “FOR” the approval and ratification of the right to issue that number of shares of common stock upon exercise of the Registered Direct Offering Warrants as may be required upon further implementation of, and in accordance with, the anti-dilution adjustments set forth in the Registered Direct Offering Warrants, so that we will be able to comply with all of the anti-dilution rights granted therein, if such adjustments should become necessary in the future.

Exhibit B
Radient Pharmaceuticals Corporation
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	(restated)		(restated)
Net revenues	$45,552	$3,181,043	$82,394	$5,892,780
Cost of sales	8,178	2,150,405	30,113	3,735,978

Gross profit	37,374	1,030,638	52,281	2,156,802

Operating expenses:
Research and development	$243,779	332,779	294,815	425,463
Selling, general and administrative	2,768,978	3,784,801	4,124,160	6,375,570

	3,012,757	4,117,580	4,418,975	6,801,033

Loss from operations	(2,975,383)	(3,086,942)	(4,366,694)	(4,644,231)

Other income (expense):

Interest expense	(19,159,477)	(332,034)	(20,322,151)	(566,251)
Gain on change in fair value of derivative instruments	2,446,292	—	2,403,298	—
Impairment on investment in JPI	(2,761,993)	—	(2,761,993)	—

Other expense, net	(1,614)	(36,721)	(1,877)	(72,830)

Total other expense, net	(19,476,792)	(368,755)	(20,682,723)	(639,081)

Loss before provision for income taxes and discontinued operations	(22,452,175)	(3,455,697)	(25,049,417)	(5,283,312)

Provision for income taxes	—	417,165	—	527,667

Loss from continuing operations	(22,452,175)	(3,872,862)	(25,049,417)	(5,810,979)
Loss from discontinued operations, net	—	(4,222,696)	—	(3,975,670)

Net loss	$(22,452,175)	$(8,095,558)	$(25,049,417)	$(9,786,649)
Other comprehensive loss:
Foreign currency translation loss	—	(54)	—	(42,485)

Comprehensive loss	$(22,452,175)	$(8,095,612)	$(25,049,417)	$(9,829,134)

Basic and diluted loss per common share:
Loss from continuing operations	$(0.77)	$(0.24)	$(0.94)	$(0.37)
Loss from discontinued operations	$—	$(0.27)	$—	$(0.25)

Net loss	$(0.77)	$(0.51)	$(0.94)	$(0.61)

Weighted average common shares outstanding — basic and diluted	29,245,417	15,851,815	26,729,016	15,916,133

See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements

Exhibit C
Radient Pharmaceuticals Corporation
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30,
	2010	2009
	(restated)
Cash flows from operating activities:
Net loss	$(25,049,417)	$(9,786,648)
Less: income from discontinued operations	—	(3,975,670)

	(25,049,417)	(5,810,978)
Adjustments to reconcile net loss before discontinued operations to net cash provided by (used in) operating activities:
Depreciation and amortization	67,000	1,300,413
Amortization of debt discount and debt issuance costs	5,283,632	194,291
Impairment on investment in JPI	2,761,993	—
Interest expense related to fair value of derivative instruments granted	10,927,769	—
Incremental value of shares and warrants issued to former note holders	81,780	—
Additional principal added for triggering events	3,237,295	—
Share-based compensation related to options granted to employees and directors for services	173,758	154,056
Share-based compensation related to common stock and warrants expensed for services	1,620,789	314,310
Provision for bad debts	—	1,932,384
Change in fair value of derivative instruments	(2,403,298)	35,557
Changes in operating assets and liabilities:
Accounts receivable	—	5,116,069
Inventories	4,888	275,284
Prepaid expenses and other assets	130,726	(5,674,930)
Accounts payable and accrued expenses, salaries and wages	(1,438,290)	539,155
Income taxes payable	—	(412,035)
Deferred revenue	—	(87,720)

Net cash used in operating activities of continuing operations	(4,601,375)	(2,124,145)
Net cash provided by operating activities of discontinued operations	—	1,853,502

Net cash used in operating activities	(4,601,375)	(270,643)

Cash flows from investing activities:
Purchase of property and equipment	(15,123)	(2,034,324)

Net cash used in investing activities of continuing operations	(15,123)	(2,034,324)

Net cash used in investing activities	(15,123)	(2,034,324)

Cash flows from financing activities:
Proceeds from issuance of Senior Notes, net of cash issuance costs of $656,426	—	2,088,593
Proceeds from issuance of convertible debt, net of cash offering costs of $4,748,565	6,308,000	—
Proceeds from the exercise of warrants	818,488	—

Net cash provided by financing activities	7,126,488	2,088,593

Effect of exchange rates on cash	—	1,996

Net change in cash	2,509,990	(214,379)
Cash, beginning of period	12,145	2,287,283

Cash, end of period	$2,522,135	$2,072,904

See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements

Exhibit D
NOTE 13 — RESTATEMENT
The accompanying condensed consolidated balance sheet as of June 30, 2010, the condensed consolidated statements of operations and comprehensive loss for the three and six months ended June 30, 2010, and condensed consolidated statement of cash flows for the six months ended June 30, 2010 have been restated to reflect the Company’s decision to move from the Black-Scholes option pricing model to the Binomial Lattice option pricing model for the valuation of the embedded conversion features and warrants issued in connection with the First, Second, Third and Fourth Closings entered into during 2010. The Company determined that the Binomial Lattice model more accurately valued the “down-round provisions”, or reset features included in the embedded conversion features and warrants. These embedded conversion features and warrants are accounted for as derivative instruments under the relevant accounting guidance. The Company believes the Binomial Lattice model provides a better estimate of fair value of the derivative instruments at their grant dates, triggering dates, and quarter ends.
In addition to the changes related to the change in valuing the derivatives, the accompanying interim financial statements have been restated to also include an increase in the impairment of the Company’s investment in JPI (described in [1] below) and other changes noted in [2] and [3] below. Below is a table that reconciles the amounts previously reported with the new restated amounts:

	As
	Previously
Effects of Restatements	Reported	Adjustment	As Restated
Balance Sheet as of June 30, 2010
Investment in JPI [1]	18,200,295	(462,288)	17,738,007
Accounts payable and accrued expenses [2]	1,291,315	(389,998)	901,317
Accrued interest expense [3]	777,240	5,770	783,010
Derivative liability [4]	22,119,563	(7,393,586)	14,725,977
Convertible notes, net of discount [5]	5,351,316	477,649	5,828,965
Accumulated deficit [6]	(84,325,849)	6,837,879	(77,487,970)
Total stockholders’ equity [6]	(5,237,230)	6,837,879	1,600,649
Statement of operations and comprehensive loss for the three months ended June 30, 2010
Interest expense [7]	(33,149,910)	13,990,433	(19,159,477)
Impairment on investment in JPI [1]	(2,299,705)	(462,288)	(2,761,993)
Gain on change in fair value of derivative instruments [8]	9,136,558	(6,690,266)	2,446,292
Loss from continuing operations	(29,290,054)	6,837,879	(22,452,175)
Net loss	(29,290,054)	6,837,879	(22,452,175)
EPS — basic and diluted — loss from continuing operations	(1.00)	0.23	(0.77)
EPS — basis and diluted — net loss	(1.00)	0.23	(0.77)
Statement of operations and comprehensive loss for the six months ended June 30, 2010
Interest expense [7]	(34,312,584)	13,990,433	(20,322,151)
Impairment on investment in JPI [1]	(2,299,705)	(462,288)	(2,761,993)
Gain on change in fair value of derivative instruments [8]	9,093,564	(6,690,266)	2,403,298
Loss from continuing operations	(31,887,296)	6,837,879	(25,049,417)
Net loss	(31,887,296)	6,837,879	(25,049,417)
EPS — basis and diluted — loss from continuing operations	(1.19)	0.25	(0.94)
EPS — basis and diluted — net loss	(1.19)	0.25	(0.94)

	As
	Previously
Effects of Restatements	Reported	Adjustment	As Restated
Statement of cash flows for the six months ended June 30, 2010
Cash flows from operating activities:
Net loss [1],[7],[8]	(31,887,296)	6,837,879	(25,049,417)
Adjustments to reconcile net loss before discontinued operations to net cash provided by (used in) operating activities:
Amortization of debt discount and debt issuance costs [7]	5,344,166	(60,534)	5,283,632
Impairment on investment in JPI [1]	2,299,705	462,288	2,761,993
Interest expense related to fair value of derivative instruments granted [7]	24,053,345	(13,125,576)	10,927,769
Additional principal added for triggering events [5]	2,877,295	360,000	3,237,295
Change in fair value of derivative instruments [4]	(9,093,564)	6,690,266	(2,403,298)
Changes in operating assets and liabilities:
Accounts payable and accrued expenses, salaries and wages [2]	(273,967)	(1,164,323)	(1,438,290)
Supplemental Cash Flow Information
Supplemental disclosure of cash flow information:
Debt issuance costs included in accounts payable [9]	70,200	796,301	866,501
Debt discounts related to derivative liabilities [4]	6,333,138	(151,973)	6,181,165

[1]	This adjustment represents the allocation of the Company’s ownership interest of 97.46% from the valuation of the Company’s investment in JPI as of June 30, 2010.

[2]	Per the terms of the First, Second, and Third Closings of the 2010 convertible notes, the Company was required to file the registration statement and have it become effective as of June 1, 2010. The effectiveness of the registration statement did not occur. As a result and per the terms of the underlying registration rights agreements with the note holders of the First, Second, and Third Closings, the note holders were entitled to penalties of $10,000 each. The Company originally recorded these penalty amounts to accrued expenses in the amount of $390,000. However, the actual penalties as of June 30, 2010 were $370,000 and not $390,000, and the accompanying restated interim financial statements reflect this change, as well as a reclassification change to reclassify the penalties from accrued expenses to convertible notes. These penalty amounts are convertible into shares of common stock.

[3]	This adjustment represents the interest expense accrued for the month of June 2010 in connection with the additional principal added to the convertible debt balance as noted in item 2 above.

[4]	This adjustment represents the difference in value from the Black-Sholes option pricing model and that of the Binomial Lattice option pricing model as of June 30, 2010 of the embedded conversion features and warrants associated with the First, Second, Third and Fourth Closings in 2010 as well as the Whalehaven & Alpha warrants that were previously valued using the Black-Scholes option pricing model.

[5]	This adjustment is related to (i) additional principal added to the First, Second and Third convertible debt balance and (ii) the effect of the Binomial Lattice Option Pricing Model on the debt discount recorded for the First Closing in 2010 resulting in a reduction in original debt discount.

[6]	This adjustment is the sum of all adjustments recorded to the Company’s condensed consolidated statement of operations and comprehensive loss related to the Company’s decision to move from the Black-Scholes option pricing model to the Bionomial Lattice option pricing model during the period ended June 30, 2010.

[7]	This adjustment relates to the effects of using the Binomial Lattice option pricing model to value the embedded conversion features and warrants in connection with the First, Second, Third and Fourth Closings in 2010 on their grant dates, triggering dates, and quarter end dates.

[8]	This adjustment relates to the effect of using the Binomial Lattice option pricing model to revalue the embedded conversion features and warrants in connection with the First, Second, Third and Fourth Closings in 2010, as well as the Whalehaven & Alpha warrants on their grant dates, triggering dates, and quarter end dates.

[9]	This amount represents a typographical error in the amount previously disclosed.

Exhibit E
Interest Expense
     Interest expense increased primarily due to the issuance of debt instruments along with warrants, which are accounted for as derivative liabilities and the amortization of the related debt discounts and debt issuance costs during the six months ended June 30, 2010.
     The significant increase in interest expense from $566,251 to $20,322,151 for the six months ended June 30, 2009 compared to the same period in 2010, respectively, is primarily due to (i) $10,193,937 in excess fair value of the debt discount, recorded at origination, for the four closings in 2010 for the derivatives associated with the conversion feature and warrants, (ii) $733,832 related to additional interest penalty recorded as derivative liabilities for the embedded conversion feature associated with the incremental principal and accrued interest added to the outstanding balance of the convertible debt, (iii) $3,237,295 of default penalties added directly to the outstanding convertible debt balance for the June 1, 2010 Trigger Event and (iv) $5,283,623 of amortization of debt discounts and debt issuance costs on convertible debt balances.

	[1]	[2],[4]	[3]
	Fair Value of
	Derivatives in	Interest	Interest	Amortization	Amortization
	Excess of Debt	Added To	Penalty	of Debt	of Debt
	Discounts	Principal	Derivatives	Issuance Cost	Discount	Total
	[7]		[7]	[8]	[8]
Senior Notes:

December 2008	$—	$—	$—	$77,164	$144,468	$221,632

January 2009	—	—	—	39,402	108,287	147,689

May 2009	—	—	—	30,288	68,011	98,299

June 2009	—	—	—	26,820	57,106	83,926

Other	—	—	—	12,121	—	12,121

Convertible Debt:

September 2008	—	—	—	—	49,216	49,216

Conversions	—	—	—	353,622	1,398,348	1,751,970

St. George	—	50,000	12,597	—	393,681	456,278

1st Closing	—	267,860	65,822	53,144	189,926	576,752

2nd Closing	3,391,180	1,742,121	381,393	92,711	1,143,787	6,751,192

3rd Closing	6,260,640	1,177,314	274,020	66,821	824,384	8,603,179

4th Closing	542,117	—	—	11,569	142,747	696,433

Incremental Cost of Shares and Warrants [5]						81,780

Interest on Debt [6]	—	—	—	—	—	791,684

Total Interest expense	$10,193,937	$3,237,295	$733,832	$763,662	$4,519,961	$20,322,151

[1]	This amount represents the excess fair value of the debt discount related to the derivative liability associated with the embedded conversion feature and warrants (see Note 6 to our condensed consolidated financial statements).

[2]	This amount represents additional penalty interest and/or accrued interest added directly to the outstanding principal of the convertible debt for Trigger Events (see Note 2 to our condensed consolidated financial statements).

[3]	This amount represents additional interest recognized for the increase in principal balance associated with the embedded conversion feature of the First, Second and Third Closings as a result of the June 1, 2010 Trigger Event and default on the registration rights agreements (see Note 6 to our condensed consolidated financial statements).

[4]	This amount includes $370,000 of additional penalty recognized for the default related to the registration rights agreements as a result of not being declared effective by June 1, 2010 related to the First, Second and Third Closings in 2010.

[5]	This amount represents the incremental costs associated with the additional shares and warrants issued in connection with the 2008 convertible debt that occurred during Q2 of 2010.

[6]	This amount represents the interest portion of the debt based on the respective interest rates as noted in footnote 6, as of June 30, 2010.

Sum of [7]	$10,927,769 Total interest expense related to fair value of derivative instruments granted

Sum of [8]	$5,283,623 Total amortization of debt discount and debt issuance costs

Interest Expense
     Interest expense increased due to the issuance of debt instruments along with warrants, which are accounted for as derivative liabilities and the amortization of the related debt discounts and debt issuance costs during the three months ended June 30, 2010.
     The significant increase in interest expense from $332,034 to $19,159,477 for the three months ended June 30, 2009 compared to the same period in 2010, respectively, is primarily due to (i) $10,193,937 in excess fair value of the debt discount, recorded at origination, for the three closings in the second quarter of 2010 for the derivatives associated with the conversion feature and warrants, (ii) $733,832 related to additional interest penalty recorded as derivative liabilities for the embedded conversion feature associated with the incremental principal and accrued interest added to the outstanding balance of the convertible debt, (iii) $3,237,295 of default penalties added directly to the outstanding convertible debt balance for the June 1, 2010 Trigger Event and (iv) $4,429,763 of amortization of debt discounts and debt issuance costs on convertible debt balances.

	[1]	[2],[4]	[3]
	Fair Value of
	Derivatives in	Interest	Interest	Amortization	Amortization
	Excess of Debt	Added To	Penalty	of Debt	of Debt
	Discounts	Principal	Derivatives	Issuance Cost	Discount	Total
	[7]		[7]	[8]	[8]
Senior Notes:

December 2008	$—	$—	$—	$41,862	$78,375	$120,237

January 2009	—	—	—	22,212	61,044	83,256

May 2009	—	—	—	16,753	37,617	54,370

June 2009	—	—	—	16,170	34,431	50,601

Other	—	—	—	6,060	(194,085)	(188,025)

Convertible Debt:

September 2008	—	—	—	—	(23,058)	(23,058)

Conversions	—	—	—	353,622	1,398,348	1,751,970

St. George	—	50,000	12,597	—	95,158	157,755

1st Closing	—	267,860	65,822	46,773	156,462	536,917

2nd Closing	3,391,180	1,742,121	381,393	92,711	1,143,787	6,751,192

3rd Closing	6,260,640	1,177,314	274,020	66,821	824,384	8,603,179

4th Closing	542,117	—	—	11,569	142,747	696,433

Incremental Cost of Shares and Warrants [5]						81,780

Interest on Debt [6]	—	—	—	—	—	482,870

Total Interest expense	$10,193,937	$3,237,295	$733,832	$674,553	$3,755,210	$19,159,477

	[1]	This amount represents the excess fair value of the debt discount related to the derivative liability associated with the embedded conversion feature and warrants (see Note 6 to our condensed consolidated financial statements).

	[2]	This amount represents additional penalty interest and/or accrued interest added directly to the outstanding principal of the convertible debt for Trigger Events (see Note 2 to our condensed consolidated financial statements).

	[3]	This amount represents additional interest recognized for the increase in principal balance associated with the embedded conversion feature of the First, Second and Third Closings as a result of the June 1, 2010 Trigger Event and default on the registration rights agreements (see Note 6 to our condensed consolidated financial statements).

	[4]	This amount includes $370,000 of additional penalty recognized for the default related to the registration rights agreements as a result of not being declared effective by June 1, 2010 related to the First, Second and Third Closings in 2010.

	[5]	This amount represents the incremental costs associated with the additional shares and warrants issued in connection with the 2008 convertible debt that occurred during Q2 of 2010.

	[6]	This amount represents the interest portion of the debt based on the respective interest rates as noted in footnote 6, as of June 30, 2010.

Sum of	[7]	$10,927,769 Total interest expense related to fair value of derivative instruments granted

Sum of	[8]	$4,429,763 Total amortization of debt discount and debt issuance costs

Exhibit F
PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements
Radient Pharmaceuticals Corporation
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2010	2009
	(Unaudited)	Audited
	(restated)
ASSETS
Current assets:
Cash	$2,522,135	$12,145
Inventories	74,367	79,255
Debt issuance costs	1,528,750	1,288,910
Prepaid expenses and other current assets	27,167	57,778
Prepaid consulting	818,694	358,667

Total current assets	4,971,113	1,796,755
Property and equipment, net	81,670	83,547
Intangible assets, net	1,108,333	1,158,333
Receivable from JPI, net of allowance	2,675,000	2,675,000
Investment in JPI	17,738,007	20,500,000
Other assets	22,409	105,451

Total assets	26,596,532	$26,319,086

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued expenses	$901,317	$1,542,974
Accrued salaries and wages	340,910	738,331
Accrued interest expense	783,010	432,337
Derivative liabilities	14,725,977	354,758
Deferred revenue	103,128	103,128
Convertible notes, net of discount	5,828,965	240,482
Current portion of notes payable, net of discount	2,312,576	1,316,667

Total current liabilities	24,995,883	4,728,677
Other long-term liabilities	—	295,830
Notes payable, net of current portion and debt discount	—	601,819

Total liabilities	24,995,883	5,626,326

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.001 par value; 25,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.001 par value; 100,000,000 shares authorized; 31,380,278 and 22,682,116 shares issued at June 30, 2010 and December 31, 2009, respectively; 31,140,804 and 22,265,441 shares outstanding at June 30, 2010 and December 31, 2009, respectively	31,141	22,265
Additional paid-in capital	79,057,478	73,109,048
Accumulated deficit	(77,487,970)	(52,438,553)

Total stockholders’ equity	1,600,649	20,692,760

Total liabilities and stockholders’ equity	$26,596,532	$26,319,086

See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements

Exhibit G
PROPOSAL 7
APPROVE AND RATIFY THE ISSUANCE OF UP TO [     ] SHARES OF COMMON STOCK UPON
CONVERSION OF CERTAIN OF OUR EXISTING NOTES AT A PRICE PER SHARE EQUAL TO THE 5
DAY VWAP FOLLOWING SUCH CONVERSION, WHICH MAY REPRESENT A PRICE THAT IS
BELOW THE GREATER OF A SHARE OF COMMON
STOCK’S BOOK VALUE OR MARKET VALUE AT THE TIME OF ISSUANCE
Background
     On September 15, 2008 we conducted the closing of a combined private offering of 10% Convertible Notes of $2,510,000 of 10% Convertible Promissory Notes (the “2008 Note”), maturing at the earlier of: (i) twelve months from the completion of the closing of a registered follow on public offering (as defined below) of our common stock, par value $.001 per share (“Public Offering”), or (ii) twenty-four months after issuance of the Notes (the “Maturity Date”). For purposes thereof, “Public Offering” meant a qualified equity offering of not less than $25 million in gross proceeds. The Notes bear interest at the annual rate of 10%, which shall accrue and be payable on the Maturity Date. If the full principal amount of the Note has not been voluntarily converted by the holder or a Public Offering causing a mandatory conversion shall not have occurred prior to the Maturity Date, the note holder shall receive additional interest (“Bonus Interest”) equal to fifty percent (50%) of the remaining principal amount of the Note on the Maturity Date. Any unpaid Bonus Interest shall accrue interest thereafter at the rate of 10% per annum thereon until paid. The holders of the Notes have the right to convert the entire principal and accrued interest of the Notes into the common stock of the Company at any time prior to the Maturity Date, provided that a conversion price has been fixed in accordance with the terms of the Notes. The conversion price was set at a 50% discount to: (i) the closing price of our common stock on the closing of the Public Offering, or (ii) if there is no Public Offering within six months from the date of receipt of approval to issue the Notes by the NYSE Amex, then at the closing price of the Company’s common stock on February 15, 2009; provided, however, in no event shall the conversion price be less than $1.20 per share.
     Upon conversion of the Notes into common stock of the Company, the Company shall issue warrants to purchase common stock (the “2008 Warrants”) to the converting holder in an amount equal to 50% of the number of shares of common stock into which the Notes were converted. The 2008 Warrants have a term of 5 years from the date of issuance and shall be exercisable at a price equal to 120% of the closing price of the Company’s common stock on the date of conversion; provided, however, in no event shall the exercise price of the Investor Warrants be less than 120% of the five day VWAP of the Company’s common stock on the closing date of the Note Offering.
     The 2008 Notes matured on September 15, 2010. Although the cure period provided in the 2008 Notes gives us until September 29, 2010 to pay the 2008 Notes, for reasons stated throughout this proxy, management believes our shareholders and the success of our Company is better served by conserving our cash for operations and instead issuing these note holders the shares of common stock underlying their 2008 Note and 2008 Warrant. The nonpayment of the 2008 Notes on or before September 29, 2010 will constitute an event of default, pursuant to which the 2008 Notes will become immediately due and payable.
     As of September 22, 2010, a total of $426,485 is outstanding on the 2008 Notes, including bonus interest of $108,634, additional 25% principal in amount of $54,317 and accrued interest, calculated through September 30, 2010, of $46,266.
Need for Additional Financing
     Based on our current need for additional financing, management believes it is prudent to reserve as much cash as possible for our operations. Since the 2008 Notes are due and a few of the outstanding 2008 Note holders have contacted us about payment, management submitted a letter agreement to the 2008 Note holders to waive the current default (the “2008 Letter Agreement”). As stated above, this will provide the Company with a less expensive means to repay its debt and will enable the Company to use its cash for current operations rather than the repayment of debt. Also, Management does not believe we have sufficient cash to pay these debts and continue our operations.
     Pursuant to the 2008 Letter Agreement, we seek the 2008 Note holders’ agreement to waive the current default and give us until November 15, 2010 to issue them the shares underlying the 2008 Note. In consideration for waiving the default and extending the maturity date to November 15, 2010, we shall increase the principal balance of the 2008 Note by 25% and increase the interest rate to 18%, which rate shall apply to the interest due from September 15, 2010 until the Note is converted pursuant to the 2008 Letter Agreement. The 2008 Note holders shall also remain entitled to the Bonus Interest; however, such interest shall accrue at the rate of 18% per annum until paid. Finally, we agreed to adjust the Conversion Price of the 2008 Notes to equal 80% of the VWAP for the 5 trading days immediately preceding the date we receive NYSE Amex Approval of the additional shares to be issued pursuant to the adjusted price (the “Adjusted Shares”); provided however, that in no event shall the Conversion Price be less than $0.28 per share.
     Once we obtain the Shareholder Approval we are seeking pursuant hereto and the NYSE Amex approval of the Adjusted Shares, the 2008 Notes shall automatically convert into that number of shares of common stock as is equal to the quotient of: (x) the sum of the outstanding principal amount of the Note, plus all interest accrued thereon divided by (y) the Conversion Price, as adjusted pursuant to the terms of the 2008 Letter Agreement. At that same time, we shall issue the 2008 Warrants on the same terms as contained in the original purchase agreement and 2008 Note.
     Assuming the floor price of $0.28 per share, if all of the 2008 Notes are converted we shall issue [     ] shares of common stock and warrants to purchase up to [     ] shares. If all of the 2008 Warrants are exercised, we may receive aggregate gross proceeds of approximately $[     ]. However, there is no assurance that any of the 2008 Warrants will issued or exercised. We intend to use any proceeds from the exercise of any of these warrants for working capital and other general corporate purposes.
Need for Stockholder Approval
     We currently have [     ] shares outstanding and there are [     ] shares that are potentially issuable under the 2008 Notes and [     ] underlying the 2008 Warrants. Pursuant to NYSE Amex Rule 713, we must obtain stockholder approval to issue or sell more than [     ] shares at a sale price (or having a conversion price or exercise price) per share less than the greater of a share of our common stock’s book value or its market value at the time of issuance. Following the close of the 2008 Note financing, we received NYSE Amex approval to issue [     ] shares of common stock upon conversion of the 2008 Notes and exercise of the 2008 Warrants, which number of shares was based upon the original terms of such securities. However, since the adjusted Conversion Price may result in the issuance of [     ] shares, at a price that may be below the greater of a share of our common stock’s book value or its market value at the time of issuance, we must obtain stockholder approval of Proposal 7. If we do not obtain stockholder approval for this Proposal, we will have to pay the 2008 Notes in cash.
     Notwithstanding stockholder approval of this Proposal, we must still obtain NYSE Amex Listing Approval for the [     ] shares, including those underlying the 2008 Warrants. Furthermore, stockholder approval does not obviate the need for compliance with the requirements of the Exchange Act or other NYSE Amex requirements.

     If this Proposal is approved at our 2010 Annual Meeting of Stockholders, we will not solicit further authorization for the issuance of these shares by a vote of our stockholders prior to such issuance.
Increased Dilution
     Proposal 7 is solely related to the 2008 Letter Agreement. If Proposal 7 is approved and the 2008 Warrants are exercised, our existing stockholders will incur significant dilution of their interests. If this Proposal is approved and we issue shares at a price below $1.25, then the exercise price of the warrants we issued pursuant to our Registered Direct 2009 Offering will be reduced and the number of shares of common stock issuable pursuant thereto will substantially increase. You should, therefore, consider the potential dilution in determining whether to approve this Proposal.
Potential Negative Effect on our Stock Price
     If Proposal 7 receives the necessary approval we may issue up to an aggregate of [     ] shares of our common stock issuable upon conversion of the outstanding principal of the 2008 Notes and a total of [     ] shares issuable upon the exercise of the 2008 Warrants to be issued to the note holders. All of those shares will become eligible for sale in the public markets, after expiration of the applicable six-month holding period required under Rule 144 of the Securities Act. In addition, 3,134,975 of those same total shares, representing 2,089,983 shares of our common stock issuable upon the conversion of the 2008 Notes and 1,044,992 shares of our common stock issuable upon the exercise of the 2008 Warrants were registered pursuant to our Registration Statement on Form S- 3, which was declared effective on [     ]. Accordingly, since those 3,334,975 shares, when issued (the “Registered Shares”) are included in an effective registration statement, those Registered Shares — and only those shares, when issued, — are eligible for resale in the public markets after issuance. Any such sales, or the anticipation of the possibility of such sales, would represent an overhang on the market and could depress the market price of our common stock. Except for the aforementioned 3,134,975 previously Registered Shares, none of the shares underlying the 2008 Note, 2008 Warrant or 2008 Letter Agreement have yet been registered and therefore those shares cannot be resold pursuant to a registration statement at this time but would have to be resold pursuant the safe harbor provided by Rule 144, when, and if, such becomes available.
Vote Required; Board of Directors’ Recommendation
     The approval of our Proposal 7 to issue up to [     ] shares of common stock, at a potential issuance price per share below the greater of a share of our common stock’s book value or its market value at the time of issuance will require the affirmative vote of at least a majority of the votes cast by the holders of shares of common stock present or represented at the meeting and entitled to vote.
Our Board of Directors recommends that stockholders vote “FOR” the approval and ratification of the issuance of [     ] shares of our common stock below the greater of a share of our common stock’s book value or market value at the time of issuance pursuant to a Letter Agreement.